# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 04/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000850
Filed by CIK 0002042077
Persons authorized to receive notices and communications: Jorey Chernett, 6222 Indianwood Tr., Bloomfield Hills, Michigan (MI), 48301, (248) 469-8811

## Reporting persons
- Chernett Jorey (CIK 0002042077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,778,718; shared voting power 0; sole dispositive power 9,778,718; shared dispositive power 0; aggregate amount beneficially owned 9,778,718 (14.12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D initially filed by the Reporting Person on March 31, 2026 (the "Original Schedule 13D") with respect to the Shares. Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 6, 2026, the Reporting Person delivered a letter (the "Letter") to the Board of Directors of the Issuer (the "Board") calling for the immediate initiation of a comprehensive review of strategic alternatives, including the potential sale of the Issuer's transcranial magnetic stimulation ("TMS") business. In the Letter, the Reporting Person expressed the view that the Issuer's current structure and strategy are not maximizing shareholder value and that separating or divesting the TMS business should be evaluated as part of a broader strategic review. The Reporting Person also noted that such a transaction could enhance the Issuer's financial flexibility and allow for a more focused strategic direction. The Reporting Person urged the Board to engage qualified investment bankers and immediately commence a formal process to evaluate strategic alternatives. A copy of the Letter is filed as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

Exhibit 1: Letter from Jorey Chernett to the Board of Directors of Neuronetics, Inc., dated April 6, 2026.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (04/08/2026)